ORANGE BIKE BREWING CO.

Portland Maine's First Dedicated Gluten-Free Brewery.

The Problem

In an era of great beer, millions of people are being excluded from the craft beer experience.



44 Million

Americans suffer from gluten sensitivity



30%

Of American households are reducing their consumption of gluten



0

Gluten-free craft beer offerings *readily available* in New England

Regional Market Opportunity

$3 Billion

(59 million prospective gluten-free consumers)

Structured 3-year roll out strategy

Launch

Break into the fast-growing gluten-free beer segment… **currently growing at 14%**

Lead

Establish OBB as the **Northeast market leader** – Only 19 Dedicated GF Breweries in US, *but 85% are western US*

Dominate

Build market share **dominance** with "first-mover" advantage before competition— **Big Beer**





New York City

Boston

Portland

ORANGE BIKE BREWING CO.

The *Real* Opportunity

Reimagining the Beer Business – On all levels.
Including 'better beer' without gluten.



Diversity

Equity

Inclusion

Social Change

Sustainability

Orange Bike is our platform to build a better future.

Our Mission

Better beer for a better future

We aspire to brew the greatest gluten free beer on Earth, so we attract great people, partners, and customers, who believe in us, back us, and allow us to become the change we want to see in the world.



ORANGE BIKE BREWING CO.



Great Beer



Inclusive Hospitality



Sustainability

FOR THE PLANET



Mentorship



B Corp Certification

B Impact Clinic

Certified B Corporation

University of New Hampshire



Diversity



Milestones

- **12 beer portfolio** in place
- **$1.25 million seed round** closed including investment from Maine Venture Fund and Indiana University Venture Fund
- **14** Female Investors
- **128k Raised by Mobilizing OBB Resources** – In our first OBB community initiative with the Quality Housing Coalition we raised 128k for these 20 women-led families.

Success Drivers

Alan Pugsley, Master Brewer



Co-founder **Shipyard Brewing**.

Consultant for 100 startups worldwide including **Magic Hat, Dempsey's, Long Trail, Geary's, Grittys & The Shed**

Distribution Partners













Whole Foods Market
Trader Joe's
Rosemont Market & Bakery
bowstreet beverage
RSVP
Monte's Fine Foods
Bier Cellar Beer • Wine • Cider • Mead

University, Community & Non-profit Partners









1865 The University of Maine Foster Center for Student Innovation
Pink Boots Society
Quality Control Collaboratory
University of New Hampshire
ClimateWork Maine It's Everyone's Business!

Our Team



Tom Ruff
Founder/CEO
Founder Tom Ruff Executive
Search (32 years, exit)



Neil Spillane
COO
Co-founder Fork Food Lab
Former CEO & CFO Urban Farm
Fermentory



Alan Pugsley
Master Brewer,
Recipe Formulation. Co-founder
Shipyard



Zeke Callanan
General Counsel
Opticliff Law



Ryan D'Wolff Munro
Tom's Mentor
SCORE Portland
Goldman Sachs, DoorDash,
Brewery Owner, Brewer

Our Advisors



Ren Navarro
Diversity
Consultant,



Jason Wadler
Founder LeapFrog



Lauren Glennon
MECA&D



Meg Batterson
LCSW Columbia
Social Worker



Josh Benthien
Founder Northland
Partners



Dr. Ikechukwu Ndu
USM Business
School



Ken Berlin
Founder PearHead

ORANGE BIKE BREWING CO.

Join us for the ride.
Thank you.

tom@orangebikebrewing.com

